

September 4, 2013

Via E-mail
Suresh C. Senapaty
Chief Financial Officer
Wipro Limited
Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India

  **Re: Wipro Limited**
    **Form 20-F for the Fiscal Year Ended March 31, 2013**
    **Filed June 12, 2013**
    **File No. 001-16139**

Dear Mr. Senapaty:

  We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2013

General

1. We note your disclosure regarding the demerger of the diversified business into Wipro Enterprises Limited in which all shareholders of Wipro received either securities of Wipro Enterprises Limited or the equivalent value of additional shares of Wipro.  Please provide an analysis as to why the demerger of Wipro Enterprises Limited was not registered under the Securities Act.  To the extent that you relied on the exemption from registration requirements under Section 3(a)(10) of the Securities Act as you state in the Information Statement filed in the Form 6-K on December 11, 2012, describe the facts upon which you relied to conclude that this exemption is available for this transaction.

Consolidated Financial Statements

Note 4.  Demerger of diversified business and discontinued operations, page 124

2.	We note that certain of the subsidiaries (i.e. the IT services subsidiaries) that were transferred to the Resulting Company will be transferred back to you as they do not pertain to the Diversified Business.  Please explain your basis for transferring the IT services subsidiaries when your intention was to reacquire them.  We also note that you continue to include the results of these subsidiaries in your financial statements yet these subsidiaries are technically no longer owned by you.  Please explain your basis for including these subsidiaries in your financial statements and provide the authoritative guidance you relied upon when determine your accounting.  As part of your response, please tell us where you classify the results of these subsidiaries and quantify the amounts included in your consolidated balance sheets and statements of income that relate to these subsidiaries.  Also, tell us whether the subsidiaries have been subsequently transferred back to you.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters.  If you have any other questions, please contact Jan Woo, Staff Attorney, at (202) 551-3453 or Barbara Jacobs, Assistant Director, at (202) 551-3730.  If you require further assistance, do not hesitate to contact me at (202) 551- 3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief